Form 6-K

RECEIVED
JUL 22 2002
154
SEC MAIL PROCESSING SECTION WASH. D.C.

Securities and Exchange Commission

02046983

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

P.E. 6/30/02

Interim Report and
Financial Statements
For the Six Months Ended June 30, 2002

Rogers Cable Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

PROCESSED
JUL 25 2002
P
THOMSON
FINANCIAL

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: ______________________
James R. Anderson
Senior Vice President, Chief Financial Officer

ROGERS™ CABLE

Management's Discussion and Analysis ("MD&A")

Rogers Cable Inc. ("Cable" or "the Company") is a wholly owned subsidiary of Rogers Communications Inc. ("RCI"). Cable became a reporting issuer in February 2002 and therefore does not have a December 31, 2001 report on file. This discussion should be read in conjunction with the attached Consolidated Financial Statements. In addition, readers may want to refer to the RCI 2001 Annual report for details related to Cable. The Cable and RCI filings are also available on SEDAR and the rogers.com website or from the Company directly.

Financial highlights (in thousands of dollars) are as follows:

Three Months Ended June 30,	2002	2001	% Chg
Cable revenue	386,411	353,622	9.3
Operating profit (1)	128,339	121,456	5.6
Net income (loss) (2)	45,802	(24,012)	
Capital expenditures	165,940	151,471	9.6

Six Months Ended June 30,	2002	2001	% Chg
Cable revenue	765,814	700,548	9.3
Operating profit (1)	252,065	239,714	5.2
Net income (loss) (2)	5,019	(49,167)	
Capital expenditures	300,212	302,730	(0.8)

(1) Operating profit is defined herein as operating income before depreciation, amortization, interest, income taxes, non-operating items and other non-recurring items and is a standard measure that is commonly reported and widely used in the communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles "GAAP". Accordingly, this measure should not be considered as a substitute or alternative for net income or cash flow, in each case as determined in accordance with GAAP. See "Reconciliation to Net Income (Loss) for a reconciliation of operating profit to net income (loss) under GAAP.

(2) Effective January 1, 2002, the Company adopted Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1650 on Foreign Currency and Hedging Relationships. As a result of this adoption, the Company's results for the quarter and six months ended June 30, 2001 have been restated. For further details, see Note 2(p)(iii) to the Consolidated Financial Statements.

The major financial trends and operational changes that affected our operating and financial performance in the second quarter of 2002 included the following:

- Cable revenue grew 9.3% and operating profit grew 5.6% year-over-year due largely to the growth of high-speed Internet subscriber base and in part due to tier, pay television and Internet rate increases and increased digital penetration.

- Basic cable subscribers decreased by 4,800 in the quarter compared to a decrease of 17,300 in the same quarter last year. Basic subscriber losses in the quarter reflect seasonal trends. At June 30, 2002, Cable had 2,263,000 subscribers, or 75.4% penetration of homes passed.
- Cable successfully introduced six bundled offers combining digital cable and high-speed Internet to further accelerate penetration of these products and improve customer retention. Cable has introduced programs for the sale of digital set-top terminals. Cable is expensing the subsidy on the digital terminals in the month that the terminal is sold to a subscriber. A total of 6,100 digital set-top terminals were sold in the quarter.
- High-speed Internet subscriber growth was strong, with approximately 41,000 net subscribers added to its high-speed product offerings in the quarter. Year-over-year, Internet subscriber levels have increased by 42.8% to reach approximately 541,000.
- Digital set-top terminals in service increased by 113,100, or 47.5%, year-over-year to reach 351,100, driven by an increase of 48,700 in the quarter.
- The commercial launch of VOD is on track for late this summer, initially available to an area covering 530,000 homes passed in Central Toronto, complete with a large library of titles.
- In April 2002, Cable completed two U.S. debt issues for an aggregate US $550 million (approximately Cdn $860 million) and repurchased US $193.9 million in debt and repaid all outstanding bank debt. The remaining funds will be used to repay or retire debt and for general corporate purposes.
- In April, The Supreme Court of Canada released its decision confirming that both black market and grey market satellite systems are illegal in Canada.

Cable Subscriber Results

	Three Months Ended June 30,				Six Months Ended June 30,			
(Subscriber statistics in thousands)	2002	2001	Chg	%Chg	2002	2001	Chg	%Chg
Basic cable subscribers					2,263.2	2,279.5	(16.3)	(0.7)
Basic cable, net additions	(4.8)	(17.3)	12.5		(23.3)	(11.6)	(11.7)	
High-speed Internet subscribers					540.9	378.7	162.2	42.8
High-speed Internet, net additions	41.0	31.8	9.2	28.9	62.2	60.0	2.2	3.7
Digital terminals in service					351.1	238.0	113.1	47.5
Digital terminals, net additions	48.7	15.2	33.5		36.8	37.0	(0.2)	(0.5)
Digital households					305.6	203.7	101.9	50.0
Digital households, net additions	46.1	12.8	33.3		33.5	31.6	1.9	6.0
VIP Customers					551.4	446.1	105.3	23.6
VIP Customers, net additions	32.9	42.7	(9.8)	(22.9)	53.9	86.8	(32.9)	(37.9)

Basic cable subscriber losses of 4,800 during the second quarter were due largely to seasonal disconnect activity. Additional contributing factors were a combination of competitive losses to legitimate as well as illegal black and grey market Direct to Home (DTH) satellite providers combined with tier and pay television rate increases that went into effect in January 2002. Basic subscriber losses improved from both the first quarter of 2002 and the second quarter of 2001 due to an increased focus on sales and retention. In April, The Supreme Court of Canada released its decision confirming that both black market and grey market satellite systems are illegal in Canada.

Cable continues to focus and enhance its marketing and operating tactics with the aim of increasing subscriber awareness of the benefits and quality of its cable offerings in relation to the competition.

At June 30, 2002, 82.8% of basic cable service customers also subscribed to tier services, compared to 84.9% in the previous year despite the fact that Tier III penetration levels in Ontario have increased to 63.9% from 62.7% over the same period.

Digital households increased by 46,100 in the quarter driven by increased marketing aimed at creating greater awareness of the value and quality of digital cable and the introduction of new bundled offerings combining digital cable with high-speed Internet access. Year-over-year, digital set-top terminals in service were up 47.5% while digital households were up 50.0%. At June 30, 2002, the penetration of digital households as a percentage of basic subscribers was 13.5%.

The sale of digital set-top terminals to customers was introduced during the quarter to allow customers who want to own the terminal the opportunity to do so and at the same time removing a perceived advantage of the competition. The price of set-top terminals being sold to customers is subsidized on the basis that this subsidy will be recovered through margins on increased programming revenues. These subsidies are fully expensed for accounting purposes consistent with the Rogers practice at its Wireless division for expensing subsidies on handsets during the period. The Company's operating expenses during the quarter included approximately $0.6 million of expense associated with the subsidized sale of approximately 6,100 digital set-top terminals.

Cable added 41,000 net high-speed Internet subscribers, including subscribers to its' recently introduced Internet Lite product, during the quarter bringing the total subscriber base to 540,900, including scheduled pending connections. Year-over-year, the high-speed Internet subscriber base has grown by 162,200 or 42.8%. At June 30, 2002, the penetration of high-speed Internet households as a percentage of basic subscribers was 23.9%.

Revenue

	Three Months Ended June 30,				Six Months Ended June 30,			
(In millions of dollars, except margin)	**2002**	**2001**	**Chg**	**%Chg**	**2002**	**2001**	**Chg**	**%Chg**
Core Cable revenue	270.3	262.6	7.7	2.9	538.2	520.0	18.2	3.5
High-speed Internet revenue	58.8	39.8	19.0	47.7	110.2	75.4	34.8	46.2
Video Stores revenue	57.3	51.2	6.1	11.9	117.4	105.1	12.3	11.7
Total Cable revenue	386.4	353.6	32.8	9.3	765.8	700.5	65.3	9.3
Cable Operating expenses	258.1	232.1	26.0	11.2	513.7	460.8	52.9	11.5
Operating profit	128.3	121.5	6.8	5.6	252.1	239.7	12.4	5.2
Core Cable Operating Margin (%)	40.1	42.5			40.1	42.5		
High-speed Internet operating margin (%)	41.6	35.2			40.8	35.1		
Total operating margin (%)	33.2	34.3			32.9	34.2		

Total Cable Revenue. The 9.3% increase in total Cable revenue versus the second quarter of 2001 was driven primarily by the strong Internet revenue growth, which reflects the 42.8% increase in the Internet subscriber base, together with price increases related to this product.

Core Cable Revenue. Core cable revenue in the second quarter of 2002 accounted for 69.9% of total cable revenues and increased by 2.9% year-over-year. Analog service accounted for $1.0 million of the increase due largely to a $1 per month tier rate increase implemented in January 2002. Digital service revenue increased by $8.0 million, or 39.9%, due to the increase in penetration of digital service, the introduction of the expanded availability of digital channels in September 2001, for which charges began in the first quarter of 2002, and pay television price increases. The increases in revenue are partly offset by the loss of the $1.3 million in revenue resulting from the sale of Cable Alaska by the Company, which occurred in November 2001.

High-Speed Internet Revenue. The strong second quarter 2002 growth in Internet revenue was driven by the combination of the 42.8% year-over-year increase in the subscriber base combined with a price increase on the high-speed Internet product that was introduced to the subscriber base through April 2002.

Video Store Revenue. The year-over-year growth in quarterly Video store revenues was driven by the combination of an increase of 17 new stores (268 versus 251) and a 4.3% increase in same store revenues related to increased average dollars spent per store visit. Same stores are stores that were open for the full quarter in both 2002 and 2001.

Operating Expenses

The year-over-year growth in second quarter 2002 consolidated Cable operating expenses was driven by year over year increases in each of the Core cable, Internet and Video store segments. Core cable operating expenses grew by $10.7 million, or 7.1%, with increased sales and marketing costs associated with the successful promotion of the new programming offerings and product bundles, as well as increases in customer support, certain programming costs and network access costs. During the quarter, operating expenses including approximately $0.6 million associated with the sale of approximately 6,100 digital set-top terminals.

High-speed operating expenses increased by $8.5 million, or 32.9%, attributable to the increase in high-speed Internet subscribers partly offset by efficiencies gained by owning and operating our own network and platforms following the migration from the At Home network.

Video store expense increased by $6.2 million, or 12.9% relating to the increase of 17 new stores since the end of the second quarter of 2001 and increased product costs associated with an increased volume of titles.

Operating Profit and Margin

Consolidated operating profit for the three months ended June 2002 was $128.3 million, an increase of 5.6% from $121.5 million in the second quarter of 2001.

Margin improvement initiatives incremental to the January 2002 workforce reduction allowed for the modest sequential increase in core cable margins over first quarter 2002 levels. The year-over-year reduction in core cable operating margins from 42.5% to 40.1% reflects the impact of fewer basic and tier subscribers and an increase in programming, sales, marketing and customer support costs, which outgrew the growth in revenue. The year-over-year and sequential expansion of high-speed Internet operating margin of 41.6% reflects the economies of scale from the increased customer base complemented by cost savings enabled by operating our own Internet network, regional data centre and email platform. The Video store operating margin declined from 6.0% to 5.3% as the cost of product increased related to increased volume per store to meet competition.

Reconciliation to Net Income (Loss)

Other income and expense items that are required to reconcile operating profit with net income (loss) as defined under Canadian GAAP are as follows:

	Three Months Ended June 30,				Six Months Ended June 30,			
(In millions of dollars)	2002	2001	Chg	%Chg	2002	2001	Chg	%Chg
Operating profit	128.3	121.5	6.8	5.6	252.1	239.7	12.4	5.2
Cable system integration costs		(6.2)	6.2			(15.9)	15.9	
	128.3	115.3	13.0	11.3	252.1	223.8	28.3	12.7
Depreciation and amortization	(122.1)	(105.1)	(17.0)	16.2	(239.7)	(203.2)	(36.5)	18.0
Interest on long-term debt	(50.4)	(43.8)	(6.6)	15.1	(93.8)	(87.0)	(6.8)	7.9
Loss on early repayment of long term debt	(20.1)		(20.1)		(20.1)		(20.1)	
Write-down of investments	(7.5)		(7.5)		(9.5)		(9.5)	
Foreign exchange	2.4	1.8	0.6		1.8	(0.8)	2.6	
Other	0.2	8.9	(8.7)		1.5	20.3	(18.8)	
Income taxes	115.0	(1.1)	116.1		112.7	(2.3)	115.0	
Net income (loss)	45.8	(24.0)	69.8		5.0	(49.2)	54.2	

Depreciation and Amortization

The net increase in depreciation and amortization is directly attributable to the increased fixed asset levels that have risen from $2.1 billion at June 30, 2001 to $2.4 billion at June 30, 2002. The increased fixed asset levels are primarily related to capital spending at Cable over the past year.

Offsetting this is a reduction in amortization expense due to the adoption of the new accounting rules with respect to the amortization of goodwill and intangibles as described in Note 2(p)(i) to the Consolidated Financial Statements.

Interest on Long-Term Debt

The 15.1% increase in interest expense for the three months ended June 30, 2002, as compared to the same period in 2001 is attributable to increased levels of debt.

Loss on Early Repayment of Long-Term Debt

On April 30th, 2002, the Company repurchased US $193.9 million aggregate principal amount of US dollar denominated bonds and debentures as part of a refinancing initiative to refinance certain borrowings at lower interest rates and on extended terms. As a result, the Company paid a premium of $20.2 million, recorded a gain from the unwind of certain cross-currency interest rate exchange agreements of $2.2 million, and wrote off deferred financing costs of $2.1 million, resulting in a net loss on repayment of $20.1 million.

Write-down of investments

At the end of the quarter, the Company reviewed the carrying value of investments and recorded a $7.5 million write-down in its investment in Liberate Technologies Inc. to bring the carrying value of its investments down to approximate market value at June 30, 2002.

Foreign Exchange

Effective January 1, 2002, the Company adopted CICA Handbook Section 1650 on Foreign Currency and Hedging Relationships. As a result of this adoption, the Company no longer defers and amortizes foreign currency translation gains and losses on U.S. dollar denominated long-term debt. Had the Company followed the previous year's method of accounting for foreign exchange gains, $1.1 million of the foreign exchange gain recorded in the quarter ending June 30, 2002, would have been deferred and amortized. As a result, the Company has restated the results for the three and six months ended June 30, 2001 and increased foreign exchange gains for the three months ended by $0.9 million, in addition to cash gain amounts previously recorded of $0.9 million, and for the six months ended, increased foreign exchange expense by $0.3 million, in addition to cash expense of $0.5 million. See Note 2p(iii) to the Consolidated Financial Statements for details of the impact of this change.

Income Taxes

During the quarter ended June 30, 2002, management reviewed the realizability of future income tax assets and determined the more likely than not criterion for utilization of certain additional tax losses at Cable exists. As a result, the Company has released $116.5 million of the previously recorded valuation allowance. This determination, which was required under GAAP, primarily reflects the probable utilization of Cable's tax losses to offset the gain for tax purposes on the disposition of the RCI's investment in AT&T Canada, which is expected to occur in 2002 as a result of the AT&T Corp. announcement during the second quarter.

Cable Capital Expenditures

	Three Months Ended June 30,				Six Months Ended June 30,			
(In millions of dollars)	2002	2001	Chg	%Chg	2002	2001	Chg	%Chg
Cable capital expenditures	165.9	151.5	14.4	9.6	300.2	302.7	(2.5)	(0.8)

The second quarter year-over-year increase in capital expenditures is attributable to an increased level of subscriber equipment purchases as a result of higher digital and high-speed Internet subscriber additions and rebuild activities and increased new home development construction activity. Of the expenditures in the quarter, approximately 59.7% was for network capital projects, approximately 28.9% was for high-speed Internet and digital subscriber equipment and deployment and the remaining 11.4% was for general capital. At June 30, 2002, Rogers Cable passed approximately 3,002,100 homes, of which approximately 89% were two-way capable. Approximately 92% of Cable's plant has now been upgraded to greater than 550MHz capacity while over 60% has been upgraded to 750MHz or greater.

Liquidity and Capital Resources

The Company's cash flow from operations for the second quarter of 2002 before changes in working capital increased $4.0 million to $90.9 million from $86.9 million in the second quarter of 2001. This increase is primarily due to the improvement in operating profit resulting from increased revenue. Taking into account the changes in working capital, cash flow from operations for the quarter increased by $52.0 million to $147.0 million compared to cash flow from operations of $95.0 million in the previous period.

During the quarter the Company: completed two US dollar debt issues in an aggregate amount of US $550 million (Cdn $860.1 million); unwound certain cross-currency interest exchange agreements for aggregate proceeds of $116.8 million; and received $1.3 million from equipment sales. In aggregate, the Company's total sources of funds during the second quarter totaled approximately $1,125.1 million.

These funds were used: to repay $544.0 million of outstanding net drawdowns under the bank credit facility; to repurchase approximately US $193.9 million (Cdn $303.6 million) principal amount of existing bonds and debentures together with $20.2 million of repurchase premiums; to fund net additions to fixed assets of $165.9 million and to make additions to videocassette and DVD inventory of $14.3 million; to fund $12.2 million of deferred charges almost all of which relate to the US $550 million debt issuances; and to pay $1.3 million of dividends on the back-to-back preferred shares. In total, $1,061.5 million of funds were used in the second quarter of 2002, resulting in a cash balance from these activities during the three month period of $63.6 million. When added to the cash position at the beginning of the period, the second quarter of 2002 ended with a cash balance of $64.9 million.

The Company's available liquidity at June 30, 2002 was approximately $1.14 billion, consisting of approximately $65.0 million of cash and $1.075 billion available under its committed bank credit facility.

Financing

During the second quarter, the Company completed two US dollar debt issues aggregating US $550 million (Cdn $860.1 million) comprised of US $350 million 7.875% Senior (Secured) Second Priority Notes due 2012 and US $200 million 8.75% Senior (Secured) Second Priority Debentures due 2032. A portion of the net proceeds was used to repay outstanding bank debt and to repurchase approximately US $193.9 million (Cdn $303.6 million) aggregate principal amount of existing debt securities.

Hedging Agreements

At June 30, 2002, the Company had US dollar-denominated long-term debt of US $1,116.3 million compared to US $760.2 million at December 31, 2001. The US $356.1 million increase is the result of the US dollar-denominated financing activity described above. US $1,110.0 million is hedged with cross-currency interest exchange agreements and forward foreign exchange contracts at an average exchange rate of Canadian $1.4989 to US $1.00 compared to US $744.5 million at December 31, 2001 at an exchange rate of $1.3275 to US 1.00.

Of the US $1,110.0 million hedged at June 30, 2002, US $948.9 million is hedged with cross-currency interest rate exchange agreements at an average exchange rate of Canadian $1.4867 to US $1.00 and US $161.1 million is hedged with forward foreign exchange contracts at an average exchange rate of Canadian $1.5714 to US $1.00.

The US $365.5 million increase in US dollar-denominated long-term debt hedged with respect to exchange rates is a result of: (1) the unwind of US $345.6 million of cross-currency interest rate exchange agreements; (2) entering into an aggregate of US $550 million new cross-currency interest rate exchange agreements in order to hedge changes in the exchange rate of two new debt issuances entered into during the second quarter; and (3) entering into US $161.1 million forward foreign exchange contracts to hedge changes in the exchange rate of planned US dollar-denominated repayments and redemptions of certain US dollar-denominated long-term debt.

The total long-term debt at fixed interest rates at June 30, 2002 was $2,377.3 million (December 31, 2001 - $829.7 million) or 97.9% (December 31, 2001 – 51.3%) of total long-term debt. The Company's effective weighted average interest rate on total consolidated long-term debt as at June 30, 2002 including the effect of the cross-currency interest rate exchange agreements was 9.377% (December 31, 2001 – 8.36%).

Risks and Uncertainties

There have been no material changes in the risks and uncertainties, as identified in the 2001 Rogers Communications Inc. Annual Report, facing the Company since the year ended December 31, 2001.

Interim Consolidated Financial Statements of

ROGERS CABLE INC.

For the Three and Six months ended June 30, 2002
(Unaudited)

ROGERS CABLE INC.

Interim Consolidated Balance Sheet
(In thousands of Canadian dollars)

June 30, 2002 (unaudited), with comparative figures for December 31, 2001 (audited)

	June 30, 2002	December 31, 2001
Assets		
Fixed assets (note 4)	$ 2,448,580	$ 2,373,625
Goodwill and other intangible assets (note 5)	927,745	928,005
Investments (note 6)	102,435	111,935
Cash and short-term deposits	64,930	–
Accounts receivable, net of allowance for doubtful accounts of $8,673 at June 30, 2002 and $7,199 at December 31, 2001	108,048	111,365
Deferred charges (note 7)	54,231	47,151
Videocassette inventory	32,864	30,778
Other assets (note 8)	48,500	58,863
Future income taxes (note 13)	88,210	–
	$ 3,875,543	$ 3,661,722
Liabilities and Shareholders' Equity		
Liabilities:		
Bank advances, arising from outstanding cheques	$ –	$ 8,427
Long-term debt (note 9)	2,427,106	1,617,143
Notes payable to Rogers Communications Inc. (note 10)	–	485,600
Accounts payable and accrued liabilities	289,479	369,147
Due to parent and affiliated companies (note 15(a))	27,519	34,907
Unearned revenue	38,063	27,280
Future income taxes (note 13)	–	28,302
	2,782,167	2,570,806
Shareholders' equity:		
Capital stock (note 11)	2,728,864	2,728,864
Contributed surplus	9,987	9,987
Deficit	(1,645,475)	(1,647,935)
	1,093,376	1,090,916
	$ 3,875,543	$ 3,661,722

Commitments and contingent liabilities (note 17)

See accompanying notes to interim consolidated financial statements.

ROGERS CABLE INC.

Interim Consolidated Statement of Income (Loss)
(In thousands of Canadian dollars, except per share amounts)

(Unaudited)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Revenue	$ 386,411	$ 353,622	$ 765,814	$ 700,548
Operating, general and administrative expenses	250,344	224,938	498,433	446,754
Management fees (note 15(b)(i))	7,728	7,228	15,316	14,080
	258,072	232,166	513,749	460,834
Operating income before the following	128,339	121,456	252,065	239,714
Cable system integration costs (note 12)	–	6,165	–	15,962
Depreciation and amortization	122,078	105,139	239,651	203,183
Operating income	6,261	10,152	12,414	20,569
Interest:				
Long-term debt	50,408	39,503	90,402	81,133
Notes payable to Rogers Communications Inc.	–	4,297	3,409	5,907
	50,408	43,800	93,811	87,040
Loss before the undernoted items	(44,147)	(33,648)	(81,397)	(66,471)
Dividend income from affiliated companies (note 6)	1,316	8,898	2,559	18,516
Loss on early repayment of debt (note 9(l))	(20,088)	–	(20,088)	–
Writedown of investments	(7,500)	–	(9,500)	–
Foreign exchange gain (loss)	2,394	1,785	1,801	(743)
Other income (expense)	(1,216)	23	(1,029)	1,806
Loss before income taxes	(69,241)	(22,942)	(107,654)	(46,892)
Income taxes (recovery) (note 13):				
Current	1,469	1,070	3,839	2,275
Future	(116,512)	–	(116,512)	–
	(115,043)	1,070	(112,673)	2,275
Net income (loss) for the period	$ 45,802	$ (24,012)	$ 5,019	$ (49,167)
Basic and diluted income (loss) per share (note 14)	$ 0.20	$ (0.15)	$ 0.01	$ (0.31)

See accompanying notes to interim consolidated financial statements.

ROGERS CABLE INC.

Interim Consolidated Statement of Deficit
(In thousands of Canadian dollars)

(Unaudited)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Deficit, beginning of period:				
As previously reported	$ (1,689,961)	$ (1,503,775)	$ (1,640,234)	$ (1,449,690)
Adjustment related to change in accounting policy for foreign exchange (note 2(p)(iii))	–	–	(7,701)	(19,312)
As restated	(1,689,961)	(1,503,775)	(1,647,935)	(1,469,002)
Net income (loss) for the period	45,802	(24,012)	5,019	(49,167)
Dividends on preferred shares	(1,316)	(8,898)	(2,559)	(18,516)
Deficit, end of period	$ (1,645,475)	$ (1,536,685)	$ (1,645,475)	$ (1,536,685)

See accompanying notes to interim consolidated financial statements.

ROGERS CABLE INC.

Interim Consolidated Statement of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Cash provided by (used in):				
Operating activities:				
Income (loss) for the period	$ 45,802	$ (24,012)	$ 5,019	$ (49,167)
Adjustments to reconcile the income (loss) for the period to net cash flows from operating activities:				
Depreciation and amortization	135,548	111,633	264,538	218,295
Foreign exchange loss (gain)	(1,878)	(937)	(1,863)	275
Loss on early repayment of long-term debt	20,088	–	20,088	–
Loss on sale of fixed assets	347	–	347	–
Equity loss in @Home Canada	–	258	–	258
Future income taxes	(116,512)	–	(116,512)	–
Writedown of investments	7,500	–	9,500	
	90,895	86,942	181,117	169,661
Change in:				
Accounts receivable	(9,432)	(14,949)	(3,593)	8,652
Accounts payable and accrued liabilities and unearned revenue	53,446	32,124	(68,886)	(34,884)
Other assets	5,962	(2,031)	10,363	45,727
Due to parent and affiliated companies	6,126	(7,135)	(7,388)	(11,878)
	146,997	94,951	111,613	177,278
Financing activities:				
Repayment of long-term debt	(873,612)	(55)	(1,293,672)	(87,108)
Issue of long-term debt	886,130	–	2,000,130	87,362
Premium on early repayment of long-term debt	(20,239)	–	(20,239)	–
Proceeds on termination of cross-currency interest exchange agreements	116,790	–	116,790	–
Issue of notes payable to Rogers Communications Inc.	–	171,200	–	367,100
Repayment of notes payable to Rogers Communications Inc.	–	(87,300)	(485,600)	(123,800)
Dividends paid	(1,316)	(8,898)	(2,559)	(18,516)
	107,753	74,947	314,850	225,038
Investing activities:				
Additions to fixed assets	(165,940)	(151,471)	(300,212)	(302,730)
Proceeds on sale of fixed assets	1,335	–	1,335	–
Acquisition of Rogers Cable Atlantic Inc. (note 3)	–	–	–	(88,856)
Additions to videocassette inventory	(14,342)	(7,600)	(26,973)	(14,667)
Additions to deferred charges	(12,219)	(1,258)	(27,256)	(2,952)
Other investments	–	(9)	–	(9)
	(191,166)	(160,338)	(353,106)	(409,214)
Increase (decrease) in cash and cash equivalents	63,584	9,560	73,357	(6,898)
Cash and cash equivalents (deficiency), beginning of period	1,346	9,539	(8,427)	25,997
Cash and cash equivalents, end of period	$ 64,930	$ 19,099	$ 64,930	$ 19,099

ROGERS CABLE INC.

Interim Consolidated Statement of Cash Flows
(In thousands of Canadian dollars)

(Unaudited)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Supplemental cash flow information:				
Interest paid	$ 22,877	$ 23,830	$ 80,536	$ 83,884
Income taxes paid	1,469	1,070	3,839	2,275
Supplemental disclosure of non-cash financing and investing activities:				
Seventh preferred shares issued in consideration for acquisition of Rogers Cable Atlantic Inc. (note 3)	–	–	–	162,643

Cash and cash equivalents are defined as short-term deposits, which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to interim consolidated financial statements.

1. **Nature of business:**

Rogers Cable Inc. ("RCAB") is a wholly owned subsidiary of Rogers Communications Inc. ("RCI"). RCAB owns and operates cable television systems, a chain of video stores, and provides high-speed internet access service through its cable network.

2. **Significant accounting policies:**

Basis of presentation:

These consolidated financial statements reflect the consolidated financial position of RCAB and its subsidiary companies (collectively, the "Company") as at December 31, 2001 and June 30, 2002 and the results of operations and cash flows for the three and six months ended June 30, 2002 and 2001. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP"). The unaudited consolidated financial statements, in the opinion of management contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such unaudited periods and the accounting policies applied therein are consistent with those described below:

(a) Consolidation:

The consolidated financial statements include the accounts of RCAB and its subsidiary companies. Intercompany transactions and balances are eliminated on consolidation.

Investments over which the Company is able to exercise significant influence are accounted for by the equity method.

Other investments are recorded at cost and written down only when there is evidence that a decline in value that is other than temporary has occurred. Temporary investments are valued at the lower of average cost and market value for the portfolio of these securities as a whole.

(b) Capitalization policy:

Fixed assets are recorded at purchased cost. During construction of new cable areas or during the rebuilding of cable television systems, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred.

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

2. Significant accounting policies (continued):

The cost of the initial subscriber installation is capitalized. Costs of all other connections and disconnections are expensed.

(c) Depreciation:

Fixed assets and videocassette inventory are depreciated annually over their estimated useful lives as follows:

Asset	Basis	Rate
Buildings	Diminishing balance	5%
Towers and headends	Straight line	10%
Distribution cable and subscriber drops	Straight line	6-2/3% - 10%
Converters, modems and set-top terminals	Straight line	20% - 33-1/3%
Programming and other equipment	Diminishing balance	Mainly 20% and 30%
Computer equipment	Straight line	25%
Leasehold improvements	Straight line	Over term of lease
Videocassette inventory	Diminishing balance	6 months

(d) Goodwill and other intangible assets:

Prior to January 1, 2002, goodwill acquired was amortized over 40 years on a straight-line basis from the dates of acquisition. As further described in note 2(p)(i), in accordance with new accounting standards introduced in 2001, the Company discontinued amortization of all goodwill effective January 1, 2002.

Amounts allocated to subscribers are amortized over periods up to 10 years on a straight-line basis from the dates of acquisition.

2. Significant accounting policies (continued):

(e) Foreign exchange:

Long-term debt denominated in United States dollars is translated into Canadian dollars at the period-end rate of exchange or at the hedge rate of exchange when cross-currency interest rate exchange agreements are in effect. Prior to the change in accounting policy discussed below, exchange gains or losses on translating this long-term debt were deferred and amortized on a straight-line basis over the remaining life of the debt. All other exchange gains or losses are included in income.

As further discussed in note 2(p)(iii), in accordance with new accounting standards that became effective January 1, 2002, the Company no longer defers and amortizes exchange gains or losses on translating long-term debt. This change in accounting policy has been retroactively applied with restatement of prior period results.

(f) Deferred charges:

The costs of obtaining bank and other debt financing are deferred and amortized on a straight-line basis over the effective life of the debt to which they relate.

During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over periods up to five years.

(g) Inventories:

Inventories are valued at the lower of cost, on a first-in, first-out basis, and net realizable value.

(h) Pension and other post-retirement benefits:

Substantially all of the Company's employees are provided defined benefit pensions through the RCI Pension Plan. The Company accounts for its participation in the RCI Pension Plan as a defined contribution plan and, accordingly, pension expense for the year is recognized for the contributions required to be made to the RCI Pension Plan in the year. No contributions were required in the three and six months ended June 30, 2001 and 2002 and, accordingly, no pension expense was recorded for either of these periods. The Company does not provide its employees with post-retirement benefits other than pensions.

2. Significant accounting policies (continued):

(i) Income taxes:

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company's provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(j) Financial instruments:

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest exchange agreements, and, from time to time, foreign exchange option agreements and foreign exchange forward contracts. All such instruments are only used for risk management purposes and are designated as hedges of specific debt instruments. The Company accounts for these financial instruments as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market value. The net receipts or payments arising from financial instruments relating to interest are recognized in interest expense on an accrual basis. Upon redesignation or amendment of a derivative financial instrument, the carrying value of the instrument is adjusted to fair value. If the related debt instrument that was hedged has been repaid, then the gain or loss is recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss is deferred and amortized over the remaining life of the original derivative instrument.

(k) Revenue recognition:

The Company earns revenue from several sources. The principal sources of revenue to the Company and recognition of these revenues for financial statement purposes are as follows:

(i) Installation revenues in connection with cable and high-speed internet services are recorded as revenue to the extent of direct selling costs incurred.

2. Significant accounting policies (continued):

(ii) Monthly fees in connection with cable and high-speed internet services are recorded as revenue on a pro rata basis over the month.

(iii) Revenue from pay-per-view movies, video rentals and other transactional sales of products are recorded as revenue as the services or products are provided.

Unearned revenue includes subscriber deposits and amounts received from subscribers related to services and subscriptions to be provided in future periods.

(l) Subscriber acquisition costs:

The Company expenses commissions and sales and marketing costs related to new cable subscribers upon activation.

The Company expenses set-top terminal subsidies related to the sale of such equipment.

(m) Stock-based compensation:

RCI has a stock option plan for employees and directors of the Company. All stock options issued under this plan have an exercise price equal to the fair market value of the underlying Class B Non-Voting shares on the date of grant. As a result, no compensation expense is recorded on the grant of options under the plan. The Company also has an employee share purchase plan. Compensation expense is recognized in connection with the employee share purchase plan to the extent of the discount provided to employees from the market price on the date of issue (note 2(p)(ii)).

(n) Loss per share:

Basic loss per share amounts have been calculated based on the weighted-average number of Class A common shares and Class B common shares outstanding during the period after deducting dividends on preferred shares from income or loss for the period.

(o) Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. Significant accounting policies (continued):

(p) Recent Canadian accounting pronouncements:

(i) Business combinations and goodwill:

In 2001, the CICA issued Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets". The new standards mandate the purchase method of accounting for business combinations initiated on or after July 1, 2001. These new standards also establish criteria for identifying and measuring intangible assets acquired in business combinations that are recorded and reported apart from goodwill. Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values. The new standards do not change the accounting for intangible assets with determinable lives, so they continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use. The new standards are substantially consistent with United States GAAP.

The Company adopted these standards beginning January 1, 2002, and discontinued amortization of all existing goodwill on a prospective basis. The Company has evaluated its subscribers and licences and has concluded that these intangible assets should be accounted for apart from goodwill. Licences are an indefinite life intangible asset and have been ascribed a nominal amount. The Company has also determined that there are no other intangible assets that should be recognized apart from goodwill as a result of adoption of these standards.

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

2. Significant accounting policies (continued):

Upon adoption of the new standards, goodwill was tested to determine if there existed any indication that this goodwill was impaired. To accomplish this, the Company identified its "reporting units" and determined the book value and fair value and has determined that no impairment of goodwill exists in any of its reporting units.

The following table presents the effect on the three and six months ended June 30, 2001 as if the Company had retroactively adopted the change in accounting policy of not amortizing goodwill:

	Three months ended June 30, 2001	Six months ended June 30, 2001
Reported loss for the period	$ (24,012)	$ (49,167)
Add back:		
Goodwill amortization	6,574	12,609
Adjusted loss for the period	$ (17,438)	$ (36,558)
Basic and diluted loss per share:		
Loss for the period	$ (0.15)	$ (0.31)
Goodwill amortization	0.03	0.06
Adjusted loss for the period	$ (0.12)	$ (0.25)

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

2. Significant accounting policies (continued):

(ii) Stock-based compensation and other stock-based payments:

In December 2001, the CICA issued Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital in RCI. The standard is effective for the Company's fiscal year beginning January 1, 2002 for awards granted on or after that date. The Company's current accounting policies are consistent with the new standard.

(iii) Foreign currency translation and hedging relationships:

In 2001, the CICA amended Handbook Section 1650 (the "Section") to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items, effective January 1, 2002. At December 31, 2001, the Company had approximately $7,701,000 of unamortized foreign exchange losses within deferred charges on its balance sheet that was affected by this change. Upon adoption of the Section on January 1, 2002, the Company reduced deferred charges by approximately $7,701,000 with a corresponding increase in opening deficit as of January 1, 2002. In addition, the Section required restatement of prior periods. The Company's loss for the three and six months ended June 30, 2001 have been decreased by $2,891,000 and $3,633,000, respectively ($0.01 per share and $0.02 per share, respectively).

The CICA also approved Accounting Guideline AcG-13 "Hedging Relationships", which establishes the criteria for identification and documentation of hedging relationships, effective for the Company's 2003 fiscal year. The Company plans to comply with the requirements of AcG-13, such that all of its current hedges will continue to qualify for hedge accounting when the guideline becomes effective.

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

3. Acquisitions and divestitures:

The Company completed the following acquisitions and divestitures. The acquisitions have been accounted for by the purchase method and the results of operations of the acquired businesses are included in the consolidated statement of income (loss) from the effective dates of acquisition. Similarly, the results of operations of divested businesses are excluded from the consolidated statements of income (loss) from the effective dates of divestiture.

Effective November 1, 2000, the Company entered into an agreement with Shaw Communications Inc. ("Shaw") to exchange certain cable television and internet assets. The Company exchanged its existing cable and internet assets in British Columbia, with approximately 623,000 basic cable subscribers, for Shaw's cable television and internet assets in southern Ontario and New Brunswick, having approximately 601,000 basic cable subscribers. The cablesystems exchange was recorded at book value, with Shaw to pay the Company approximately $3,300 per incremental basic cable subscriber gained in the exchange plus, subject to certain adjustments, reimburse the working capital exchanged between the cablesystems. No gain or loss was recorded in this exchange of assets, as the transaction was considered to be a non-monetary exchange of similar productive assets. Cash proceeds received from Shaw totalled $75,988,000, which includes amounts for incremental basic cable subscribers transferred in the exchange, interest, net working capital exchanged and sales taxes (note 12).

Acquisition of Rogers Cable Atlantic Inc. (formerly Cable Atlantic Inc.):

On February 7, 2001, RCI acquired 100% of the issued and outstanding shares of Rogers Cable Atlantic Inc. ("RCAI") (formerly Cable Atlantic Inc.), which has cable television systems serving approximately 75,000 basic subscribers in Newfoundland. On February 12, 2001, the Company acquired from RCI, at RCI's cost, all of the outstanding shares of RCAI for a total consideration of $251,499,000, including costs of acquisition, consisting of cash of $88,856,000, net of cash acquired, and the issuance of 151,800 seventh preferred shares in the amount of $162,643,000 (note 11(a) and note 12).

Details of the net assets acquired, at fair value, were as follows:

Fixed assets	$ 42,497
Other assets	10,546
Goodwill and other intangible assets	216,733
	269,776
Liabilities	(18,277)
Consideration given	$ 251,499

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

4. Fixed assets:

Details of fixed assets, at cost, are as follows:

	June 30, 2002	December 31, 2001
	(Unaudited)	(Audited)
Land and buildings	$ 56,053	$ 55,898
Towers and headends	481,256	458,659
Distribution cable and subscriber drops	2,930,630	2,738,109
Converters, modems and digital boxes	559,400	504,480
Programming equipment	75,286	72,343
Computer equipment	377,550	362,520
Leasehold improvements	94,181	91,582
Other equipment	168,109	166,077
	4,742,465	4,449,668
Less accumulated depreciation	2,293,885	2,076,043
	$ 2,448,580	$ 2,373,625

Depreciation expense for the three months ended June 30, 2002 and 2001 amounted to $114,009,000 and $94,263,000, respectively, and $223,575,000 and $182,009,000 for the six months ended June 30, 2002 and 2001, respectively.

The Company has a significant ongoing capital expenditure program for the expansion and improvement of its networks and the provision of high-speed internet and digital services to subscribers. The Company estimates that its capital expenditure program for the year ending December 31, 2002 will be approximately $650,000,000.

5. Goodwill and other intangible assets:

	June 30, 2002	December 31, 2001
	(Unaudited)	(Audited)
Goodwill	$ 1,091,068	$ 1,091,068
Subscribers	5,200	5,200
	1,096,268	1,096,268
Less accumulated amortization	168,523	168,263
	$ 927,745	$ 928,005

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

5. Goodwill and other intangible assets (continued):

Amortization of goodwill for the three months ended June 30, 2002 and 2001 amounted to nil and $6,574,000, respectively and nil and $12,609,000 for the six months ended June 30, 2002 and 2001, respectively. Accumulated amortization of goodwill at June 30, 2002 and December 31, 2001 amounted to $164,623,000 and $164,623,000, respectively.

Amortization of subscribers for the three months ended June 30, 2002 and 2001 amounted to $130,000 and $130,000, respectively, and $260,000 and $260,000 for the six months ended June 30, 2002 and 2001, respectively. Accumulated amortization of subscribers at June 30, 2002 and December 31, 2001 amounted to $3,900,000 and $3,640,000, respectively.

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

6. Investments:

			June 30, 2002		December 31, 2001	
	Number	Description	Quoted market value	Book value	Quoted market value	Book value
			(Unaudited)		(Audited)	
Temporary investments:						
At Home Corporation ("At Home")	322,285	Warrants - vested	$ –	$ 1	$ –	$ 1
	595,429	Warrants - not vested	–	–	–	–
Liberate Technologies Inc. ("Liberate")	220,222	Common shares	880	2,131	3,793	11,631
	200,000	Warrants	–	–	1,374	–
Terayon Communication Systems, Inc. ("Terayon")	580,000	Common shares	1,171	1	7,197	1
			$ 2,051	2,133	$ 12,364	11,633
Affiliated companies:						
Rogers Cable Investments Limited ("RCIL")	100,000	First Preferred shares		100,000		100,000
Other investments, at cost, net of writedowns				302		302
				$ 102,435		$ 111,935

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

6. Investments (continued):

Affiliated companies:

The first preferred shares of RCIL entitle the Company to dividends at the bank prime rate plus 1.25% per annum, payable quarterly. RCIL is an affiliate of the Company and a wholly owned subsidiary of RCI. Dividends earned from RCIL for the three months ended June 30, 2002 and 2001 amounted to $1,316,000 and $8,898,000, respectively, and $2,559,000 and $18,516,000 for the six months ended June 30, 2002 and 2001, respectively.

The investment in the first preferred shares of RCIL was completed in connection with transactions that have the effect of transferring tax losses of the Company to subsidiaries of the Company. During the fourth quarter of 2001, the investment in the first preferred shares of RCIL was reduced from $463,000,000 to $100,000,000.

7. Deferred charges, net:

	June 30, 2002	December 31, 2001
	(Unaudited)	(Audited)
Financing costs	$ 35,695	$ 18,090
Pre-operating costs	18,536	25,237
Other	–	3,824
	$ 54,231	$ 47,151

Amortization for the three months ended June 30, 2002 and 2001 amounted to $7,939,000 and $4,172,000, respectively, and $15,816,000 and $8,305,000 for the six months ended June 30, 2002 and 2001, respectively. Accumulated amortization as at June 30, 2002 and December 31, 2001 amounted to $76,590,000 and $90,754,000, respectively.

In connection with the early repayment of certain long-term debt, the Company recorded a loss in the three months ended June 30, 2002 of $20,088,000, including the write-off of the carrying value of cross-currency interest rate exchange agreements relating to the debt of $2,290,000 and deferred financing costs of $2,070,000 (note 9(l)).

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

8. Other assets:

	June 30, 2002	December 31, 2001
	(Unaudited)	(Audited)
Amounts receivable from employees under RCI share purchase plans, including $124 at June 30, 2002 and $263 at December 31, 2001 from officers, secured by the underlying shares of RCI	$ 1,726	$ 3,463
Mortgages and loans receivable, including $1,525 at June 30, 2002 and $2,585 at December 31, 2001 from officers	4,416	5,354
Inventories	27,556	39,272
Prepaid expenses and other assets	14,802	10,774
	$ 48,500	$ 58,863

9. Long-term debt:

	Interest rate	June 30, 2002	December 31, 2001
		(Unaudited)	(Audited)
(a) Bank credit facilities	Floating	$ –	$ –
(b) Senior Secured Second Priority Notes, due 2002	9 5/8%	96,928	116,389
(c) Senior Secured Notes, due 2002	Floating	–	300,000
(d) Senior Secured Second Priority Notes, due 2005	10%	411,936	412,894
(e) Senior (Secured) Second Priority Notes, due 2007	7.60%	450,000	–
(f) Senior (Secured) Second Priority Notes, due 2012	7.875%	547,430	–
(g) Senior Secured Second Priority Debentures, due 2007	10%	117,875	146,223
(h) Senior Secured Second Priority Debentures, due 2012	10 1/8%	38,359	172,867
(i) Senior Secured Second Priority Debentures, due 2014	9.65%	300,000	300,000
(j) Senior (Secured) Second Priority Debentures, due 2032	8.75%	312,700	–
(k) Senior Subordinated Guaranteed Debentures, due 2015	11%	148,196	164,968
Obligations under capital leases and other	Various	3,682	3,802
		$ 2,427,106	$ 1,617,143

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

9. Long-term debt (continued):

Further details of long-term debt are as follows:

The Company's bank credit facilities described in (a)(i) below were replaced effective January 31, 2002 with a new amended and restated bank credit facility described in (a)(ii) below.

(a) Bank credit facilities:

(i) No amounts were outstanding at December 31, 2001 under the bank agreement which provides for two separate credit facilities: () a senior secured reducing/revolving credit facility (the "Tranche A Credit Facility") of up to $510,600,000 and (ii) a senior secured reducing/revolving credit facility (the "Tranche B Credit Facility") of up to $4,255,000 (when taken with the Tranche A Credit Facility, the "Bank Facilities"). The Bank Facilities aggregate capacity reduces by $60,500,000, from $514,855,000 to $454,355,000 on January 1, 2002.

The Bank Facilities require, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios. The interest rates charged on the Bank Facilities range from nil to 2.25% per annum over the bank prime rate or base rate or 0.75% to 3.00% per annum over the bankers' acceptance rate or London Inter-Bank Offered Rate ("LIBOR").

The Bank Facilities are secured by the pledge of a senior bond issued under a deed of trust which is secured by substantially all of the assets of the Company and the majority of the Company's wholly owned subsidiary companies, subject to certain exceptions and prior liens. In addition, under the terms of an inter-creditor agreement, the proceeds of any enforcement of the security under the deed of trust will be applied first to repay any obligations outstanding under the Tranche A Credit Facility. Additional proceeds will be applied pro rata to repay all other obligations of the Company secured by senior bonds, including the Tranche B Credit Facility and the Company's senior secured notes and debentures.

In addition, RCI agreed to provide a guarantee of the Bank Facilities, with recourse limited to the pledge of shares of Rogers Wireless Communications Inc. ("RWCI") or other marketable securities having a value of at least $200,000,000.

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

9. Long-term debt (continued):

(ii) Effective January 31, 2002, the Company entered into a new amended and restated bank credit facility (the "New Bank Credit Facility") providing a bank credit facility of up to $1.075 billion. There was nil outstanding at June 30, 2002 under the New Bank Credit Facility. This New Bank Credit Facility replaces the Bank Facilities described above. The New Bank Credit Facility provides for two separate facilities: (i) a $600 million senior secured revolving credit facility ("Tranche A Credit Facility") which will mature on January 2, 2009 and (ii) a $475 million senior secured reducing/revolving credit facility ("Tranche B Credit Facility") which is subject to reduction on an annual basis and which will be scheduled to reduce to nil on January 2, 2009, as outlined below. The Company's obligations under the New Bank Credit Facility are secured by a bond issued under a deed of trust in the same manner as the previous bank facilities. Upon cancellation of the Company's previous bank credit facility, the RCI guarantee and pledge of shares of RWCI were released.

The Tranche B Credit Facility is available on a revolving/reducing basis, with the original amount of credit available under the Tranche B Credit Facility scheduled to reduce as follows:

Date of reduction (or *)	Reduction at each date
On January 2:	
2006	$ 118,750
2007	118,750
2008	118,750
2009	118,750

(*) The Tranche B Credit Facility will mature as described above unless previously terminated on March 14, 2005 if the Company's 10% Senior Secured Second Priority Notes due 2005 are not repaid, by refinancing or otherwise, on or prior to October 14, 2004, or on November 30, 2007 if the Company's 10% Senior Secured Second Priority Debentures due 2007 are not repaid, by refinancing or otherwise, on or prior to June 30, 2007.

The New Bank Credit Facility requires, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios. The interest rate charged on the New Bank Credit Facility ranges from nil to 2.25% per annum over the bank prime rate or base rate or 0.875% to 3.25% per annum over the bankers' acceptance rate or LIBOR.

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

9. Long-term debt (continued):

(b) Senior Secured Second Priority Notes, due 2002:

The Company's U.S. $61,701,000 (December 31, 2001 - U.S. $98,103,000) Senior Secured Second Priority Notes mature on August 1, 2002 (note 9(l)).

(c) Senior Secured Notes, due 2002:

The Company's $300,000,000 Senior Secured floating rate notes were issued on November 21, 2000. In June 2001, the Company entered into an amending agreement extending the maturity date of the notes by six months to November 21, 2002. The interest rate charged on the notes ranges from 1.25% to 3.75% per annum over the bankers' acceptance rate. These notes were prepaid in full in February 2002 with a portion of the net proceeds from the issuance of the 7.60% Senior (Secured) Second Priority Notes due 2007 (note 9(e)).

(d) Senior Secured Second Priority Notes, due 2005:

The Company's U.S. $291,533,000 Senior Secured Second Priority Notes mature on March 15, 2005.

(e) Senior (Secured) Second Priority Notes, due 2007:

On February 5, 2002, the Company issued $450,000,000 7.60% Senior (Secured) Second Priority Notes due on February 6, 2007. The notes are redeemable at the option of the Company, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

(f) Senior (Secured) Second Priority Notes, due 2012:

On April 30, 2002, the Company issued U.S. $350,000,000 7.875% Senior (Secured) Second Priority Notes due on May 1, 2012. The notes are redeemable at the option of the Company, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

9. Long-term debt (continued):

(g) Senior Secured Second Priority Debentures, due 2007:

The Company's U.S. $74,808,000 (December 31, 2001 – U.S. $110,775,000) Senior Secured Second Priority Debentures mature on December 1, 2007 (note 9(l)). The debentures are redeemable at the option of the Company, in whole or in part, at any time on or after December 1, 2002, at 105% of the principal amount, declining ratably to 100% of the principal amount on or after December 1, 2005, plus, in each case, interest accrued to the redemption date.

(h) Senior Secured Second Priority Debentures, due 2012:

The Company's U.S. $24,599,000 (December 31, 2001 – U.S. $134,785,000) Senior Secured Second Priority Debentures mature on September 1, 2012 (note 9(l)). The debentures are redeemable at the option of the Company, in whole or in part, at any time on or after September 1, 2002, at 104% of the principal amount, declining ratably to 100% of the principal amount on or after September 1, 2006, plus, in each case, interest accrued to the redemption date. On June 28, 2002, the Company sent a notice to the trustee of the Debentures stating its intention to redeem all of the outstanding debentures on September 3, 2002.

(i) Senior Secured Second Priority Debentures, due 2014:

The Company's $300,000,000 Senior Secured Second Priority Debentures mature on January 15, 2014. The debentures are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2004, at 104.825% of the principal amount, declining ratably to 100% of the principal amount on or after January 15, 2008, plus, in each case, interest accrued to the redemption date.

(j) Senior (Secured) Second Priority Debentures, due 2032:

On April 30, 2002, the Company issued U.S. $200,000,000 8.75% Senior (Secured) Second Priority Debentures due on May 1, 2032. The notes are redeemable at the option of the Company, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

9. Long-term debt (continued):

Each of the Company's senior secured notes and debentures described above is secured by the pledge of a senior bond which is secured by the same security as the security for the Bank Facilities described in note 9(a) above and rank equally in regard to the proceeds of any enforcement of security with the Tranche B Credit Facility.

(k) Senior Subordinated Guaranteed Debentures, due 2015:

The Company's U.S. $113,675,000 (December 31, 2001 – U.S. $125,000,000) Senior Subordinated Guaranteed Debentures mature on December 1, 2015 (note 9(l)). The subordinated debentures are redeemable at the option of the Company, in whole or in part, at any time on or after December 1, 2005, at 105.5% of the principal amount, declining ratably to 100% of the principal amount on or after December 1, 2009 plus, in each case, interest accrued to the redemption date. The subordinated debentures are subordinated in right of payment to all existing and future senior indebtedness of the Company (including the Bank Facilities and the senior secured notes and debentures) and are not secured by the pledge of a senior bond.

Interest is paid semi-annually on all of the Company's notes and debentures with the exception of the senior secured floating rate notes, due 2002, for which interest is paid monthly.

(l) Debt repayment:

On April 30, 2002, the Company repurchased an aggregate of U.S. $193,880,000 principal amount of U.S. dollar denominated long-term debt related to note 9 (b), (g), (h) and (k). As a result, the Company paid a prepayment premium of $20,239,000, incurred a gain in unwinding certain cross-currency interest rate exchange agreements of $2,221,000, and wrote off deferred financing costs of $2,070,000, resulting in a net loss on repayment of $20,088,000 (note 7).

(m) Hedging agreements:

(i) At June 30, 2002, the Company had U.S. dollar-denominated long-term debt of U.S. $1,116,316,000 (December 31, 2001 – U.S. $760,196,000). The Company has entered into several cross-currency interest rate exchange agreements and forward foreign exchange contracts in order to reduce the Company's exposure to changes in the exchange rate of the U.S. dollar as compared to the Canadian dollar. At June 30, 2002, U.S. $1,110,030,000 (December 31, 2001 – U.S. $744,482,000) is hedged with cross-currency interest exchange agreements and forward foreign exchange contracts at an

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

9. Long-term debt (continued):

average exchange rate of Canadian $1.4989 (December 31, 2001 – $1.3275) to U.S. $1.00.

Of the U.S. $1,110,030,000 hedged at June 30, 2002, U.S. $948,922,000 is hedged with cross-currency interest rate exchange agreements at an average exchange rate of Canadian $1.4867 to U.S. $1.00 and U.S. $161,108,000 is hedged with forward foreign exchange contracts at an average exchange rate of Canadian $1.5714 to U.S. $1.00.

The U.S. $365,548,000 increase in U.S. dollar-denominated long-term debt hedged with respect to exchange rates is a result of: (i) the unwind of U.S. $345,560,000 of cross-currency interest rate exchange agreements (note 9(l)); (ii) entering into an aggregate of U.S. $550,000,000 new cross-currency interest rate exchange agreements in order to hedge changes in the exchange rate of two new debt issuances entered into on April 30, 2002, being U.S. $350,000,000 Senior (Secured) Second Priority Notes due 2012 (note 9(f)) and U.S. $200,000,000 Senior (Secured) Second Priority Debentures due 2032 (note 9(j)); and (iii) entering into U.S. $161,108,000 forward foreign exchange contracts to hedge changes in the exchange rate of planned U.S. dollar-denominated repayments and redemptions of certain U.S. dollar-denominated long-term debt.

(ii) The cross-currency interest rate exchange agreements have the effect of: converting the interest rate on U.S. $883,436,000 of long-term debt from an average U.S. dollar fixed interest rate of 8.875% per annum to an average Canadian dollar fixed interest rate of 9.375% per annum on $1,330,955,000; and converting the interest rate on U.S. $65,485,000 of long-term debt from an average U.S. dollar fixed interest rate of 9.743% per annum to an average floating interest rate equal to the bankers' acceptances rate plus 3.275% per annum, which totalled 5.95% on $79,760,000 at June 30, 2002. In addition, the Company assumed an interest rate exchange agreement upon an acquisition in 2001 that has the effect of converting $30,000,000 of floating rate obligations of the Company to a fixed interest rate of 7.72% per annum.

The total long-term debt at fixed interest rates at June 30, 2002 was $2,377,346,000 (December 31, 2001 – $829,653,000) or 97.9% (December 31, 2001 – 51.3%) of total long-term debt. The Company's effective weighted average interest rate on all long-term debt as at June 30, 2002 including the effect of the cross-currency interest rate exchange agreements was 9.377% (December 31, 2001 – 8.36%).

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

9. Long-term debt (continued):

The obligations of the Company to the counterparties under the cross-currency interest rate exchange agreements and the interest exchange agreement are secured by a pledge of certain senior bonds, each of which is secured by the same security as the security for the Bank Facilities and the senior secured notes and debentures described above.

(n) Principal repayments:

At December 31, 2001, principal repayments due within each of the next five years and in total thereafter on all long-term debt are as follows:

2002	$ 416,624
2003	2,875
2004	34
2005	412,929
2006	34
Thereafter	784,647
	$ 1,617,143

Included in the above principal repayment schedule is $300,000,000 aggregate principal amount of Senior Secured Notes due 2002 (note 9(c)) which were prepaid in full in February 2002 from a portion of the net proceeds from the issuance of the 7.60% Senior (Secured) Second Priority Notes due 2007 (note 9(e)). Also, included is $43,187,000 principal amount of 9 5/8% Senior Secured Second Priority Notes due 2002 (note 9(b)), and an aggregate principal amount of $205,343,000 of Debentures (note 9 (g), (h), and (k)) were repurchased in April, 2002 (note 9(l)) with a portion of the net proceeds from the issuance of 7.875% Senior (Secured) Second Priority Notes due 2012 (note 9(f)) and 8.75% Senior (Secured) Second Priority Debentures due 2032 (note 9(j)).

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

9. Long-term debt (continued):

The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the Company. Generally, the most significant of these restrictions are debt incurrence and maintenance tests, restrictions upon additional investments, sales of assets and payment of dividends. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company.

10. Notes payable to Rogers Communications Inc.:

	June 30, 2002	December 31, 2001
	(Unaudited)	(Audited)
Intercompany subordinated demand promissory notes payable to RCI, unsecured, bearing interest at 6.25% per annum	$ –	$ 485,600

During the period ended June 30, 2002, the Company repaid to RCI $485,600,000 in intercompany subordinated demand promissory notes bearing interest at 6.25% per annum.

The promissory notes payable to RCI are subordinated to the bank indebtedness and other long-term debt.

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

11. Capital stock:

		June 30, 2002		December 31, 2001
		(Unaudited)		(Audited)
Authorized:				
Unlimited Class A common shares, voting				
Unlimited Class B common shares, voting				
100,000,000 Class B preferred shares				
Unlimited prime plus 1.25%, cumulative, first preferred shares, redeemable at $1,000 per share				
Unlimited 9.625%, cumulative, third preferred shares, redeemable at $1,000 per share				
Unlimited 9.65%, non-cumulative, fourth preferred shares, redeemable at $1,000 per share				
Unlimited 9.7%, non-cumulative, fifth preferred shares, redeemable at $1,000 per share				
Unlimited 9.75%, non-cumulative, sixth preferred shares, redeemable at $1,000 per share				
Unlimited 9.8%, non-cumulative, seventh preferred shares, redeemable at $1,000 per share				
Issued:				
100,000,000 Class A common shares	$	229,014	$	229,014
118,166,002 Class B common shares		2,237,206		2,237,206
100,000 first preferred shares		100,000		100,000
306,904 fourth preferred shares		1		1
151,800 seventh preferred shares		162,643		162,643
	$	2,728,864	$	2,728,864

During the six months ended June 30, 2001, the Company completed the following capital stock transactions:

(a) The Company issued 151,800 seventh preferred shares to RCI for partial consideration for the acquisition of RCAI (note 3). The seventh preferred shares were issued at a value of $162,643,000.

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

11. Capital stock (continued):

(b) Stock-based compensation disclosures:

The Company measures compensation expense relating to employee stock option plans using the intrinsic value method as described in note 2(m). Had the Company determined compensation expense based on the fair values at grant dates of the stock options granted by RCI consistent with the fair value method, the Company's net income (loss) per share would have been reported as the pro forma amounts indicated below:

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
	(Unaudited)		(Unaudited)	
Net income (loss), as reported	$ 45,802	$ (24,012)	$ 5,019	$ (49,167)
Pro forma net income (loss)	42,759	(26,960)	(669)	(54,932)
Pro forma income (loss) per share	0.19	(0.16)	(0.01)	(0.32)

The weighted average estimated fair value at the date of the grant for RCI options granted during the six months ended June 30, 2002 and 2001 was $10.78 and $11.36 per share, respectively.

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

11. Capital stock (continued):

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
	(Unaudited)		(Unaudited)	
Risk-free interest rate	–	5.67%	4.67%	5.67%
Dividend yield	–	–	–	–
Volatility factor of the future expected market price of RCI's common shares	–	49.24%	48.98%	49.24%
Weighted average expected life of the options	–	5 years	5 years	5 years

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

12. Cable system integration costs:

During the period ended June 30, 2001, the Company incurred integration costs of $15,962,000 related to the exchange of cable systems with Shaw and the acquisition of RCAI (note 3).

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

13. Income taxes:

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	June 30, 2002	December 31, 2001
	(Unaudited)	(Audited)
Future income tax assets:		
Non-capital income tax loss carryforwards	$ 291,672	$ 261,494
Future income tax deductions relating to long-term debt and other transactions denominated in foreign currencies	23,399	29,775
Future income tax deductions relating to investments	6,234	5,476
Future income tax deductions relating to accrued liabilities	10,628	2,991
Total future income tax assets	331,933	299,736
Less valuation allowance	16,091	96,099
	315,842	203,637
Future income tax liabilities:		
Fixed assets and videocassette inventory	(147,217)	(148,063)
Goodwill	(39,630)	(39,830)
Foreign exchange and financing costs	(13,785)	(8,848)
New service pre-operating costs	(7,159)	(9,747)
Other	(19,841)	(25,451)
Total future income tax liabilities	(227,632)	(231,939)
Net future income tax asset (liability)	$ 88,210	$ (28,302)

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the year in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax asset, and the tax planning strategies in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future tax assets.

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

13. Income taxes (continued):

During the three months ended June 30, 2002, the Company initiated a plan to complete an intercompany transaction with a subsidiary of RCI which is expected to be completed in 2002 and will result in the utilization of approximately $415,000,000 of income tax loss carryforwards of the Company. For accounting purposes, a valuation allowance previously recorded against certain of these loss carryforwards in the amount of $116,500,000 is no longer required as the Company now meets the "more likely than not" criterion of realizing the benefit of these future income assets. As required by GAAP, the valuation allowance for certain of these loss carryforwards was eliminated and recorded as a reduction of income tax expense in the consolidated statement of income in the three months ended June 30, 2002.

Total income tax expense (recovery) varies from the amounts that would be computed by applying the statutory income tax rate to the loss before income taxes for the following reasons:

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
	(Unaudited)		(Unaudited)	
Statutory income tax rate	38.6%	42.1%	38.6%	42.1%
Income tax recovery on the loss before income taxes	$ (25,827)	$ (9,351)	$ (41,577)	$ (19,751)
Decrease (increase) in income tax recovery resulting from:				
Change in the valuation allowance for future income tax assets	(94,648)	6,335	(77,777)	16,250
Adjustments to future income tax assets and liabilities for changes in substantively enacted tax rates	9,149	4,950	6,776	4,610
Non-deductible depreciation and amortization	50	2,613	100	4,999
Non-taxable dividend income	(16)	(4,301)	(485)	(8,352)
Non-taxable portion of capital (gain) loss	(989)	–	(989)	–
Other items	(4,231)	(246)	(2,560)	2,244
Large Corporations Tax	1,469	1,070	3,839	2,275
Income tax expense (recovery)	$ (115,043)	$ 1,070	$ (112,673)	$ 2,275

13. Income taxes (continued):

As at December 31, 2001, the Company has the following non-capital income tax losses available to reduce future years' income for income tax purposes:

Income tax losses expiring in the year ending December 31:	
2002	$ 101,012
2003	183,562
2004	216,332
2005	73,482
2006	51,044
2007	26,280
2008	216,459
	$ 868,171

14. Loss per share:

The following table sets forth the calculation of basic and diluted income (loss) per share:

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
	(Unaudited)		(Unaudited)	
Numerator for basic and diluted income (loss) per share:				
Net income (loss) for the period	$ 45,802	$ (24,012)	$ 5,019	$ (49,167)
Less dividends on preferred shares	(1,316)	(8,898)	(2,559)	(18,516)
	$ 44,486	$ (32,910)	$ 2,460	$ (67,683)
Denominator for basic and diluted income (loss) per share:				
Weighted average number of Class A common shares and Class B common shares (in thousands)	218,166	218,166	218,166	218,166
Basic and diluted income (loss) per share	$ 0.20	$ (0.15)	$ 0.01	$ (0.31)

The Company had no dilutive securities during any of the periods presented.

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

15. Related party transactions:

(a) The amount due to (from) RCI and its subsidiaries is comprised of the following:

	June 30, 2002	December 31, 2001
	(Unaudited)	(Audited)
RCI	$ 26,099	$ 33,017
Rogers Wireless Communications Inc. ("RWCI")	129	105
Rogers Media Inc.	(534)	645
Other affiliated companies	1,825	1,140
	$ 27,519	$ 34,907

The above amounts reflect short-term intercompany charges for capital and operating expenditures.

(b) The Company has entered into certain transactions and agreements with RCI and its subsidiaries as follows:

(i) Management fees:

The Company has entered into a management agreement under which RCI provides executive, administrative, financial and various additional services to the Company. The Company has agreed to pay RCI a monthly fee equal to 2% of the Company's consolidated gross revenue.

Interest is charged by RCI on unpaid management fees at the bank prime rate plus 1% per annum.

(ii) Cost-sharing arrangements:

The Company has entered into agreements with RWCI to share, on a pro rata basis, the cost of certain microwave and fibre optic transmission facilities. In addition, long-term service arrangements exist with RWCI for transmission services on fibre optic facilities owned by the Company.

In addition, the Company leases certain office space from RWCI.

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

15. Related party transactions (continued):

(iii) Other charges:

The Company incurs certain costs from other RCI subsidiary companies and companies accounted for by RCI using the equity method at the exchange amounts agreed to between the parties.

A summary of all significant charges to (from) related parties, which have been accounted for at exchange amounts, is as follows:

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
	(Unaudited)		(Unaudited)	
RCI:				
Management fees	$ (7,728)	$ (7,228)	$ (15,316)	$ (14,080)
Interest on notes payable	–	(4,297)	(3,409)	(5,907)
Interest related to capital leases	(75)	(79)	(150)	(159)
RCIL:				
Dividends earned	(1,316)	(8,898)	(2,559)	(18,516)
Dividends paid	1,316	8,898	2,559	18,516
RWCI:				
Transmission facilities usage	110	110	220	220
Rent expense	(953)	(887)	(1,743)	(1,759)
Subscriber activation commissions and customer service	3,144	–	3,892	–
Rogers Media Inc.:				
Access fees	1,729	1,050	3,081	2,269
Programming fees	(4,426)	(4,013)	(8,864)	(7,128)
Other:				
Programming fees paid to broadcasters, accounted for by the equity method	(3,881)	(3,509)	(8,039)	(6,581)
	$ (12,080)	$ (18,853)	$ (30,328)	$ (33,125)

(c) The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company. During the six months ended June 30, 2002, the total amounts paid by the Company to these related parties aggregated approximately $730,000 and included charges for legal services and commissions on premiums for insurance coverage.

16. Financial instruments:

(a) Fair values:

The Company has determined the fair value of its financial instruments as follows:

(i) Short-term deposits, accounts receivable, amounts receivable from employees under RCI share purchase plans, mortgages and loans receivable, bank advances, accounts payable and accrued liabilities, due to parent and affiliated companies:

The carrying amounts in the consolidated balance sheet approximate fair values because of the short-term nature of these instruments.

(ii) Investments:

The fair values of the investments in affiliated companies approximate their carrying values as the dividend rates on these investments approximate current rates.

The fair values of investments which are publicly traded are determined by the quoted market values for each of the investments (note 6). The fair values of other investments approximate their carrying amounts.

(iii) Long-term debt:

The fair values of each of the Company's long-term debt instruments are based on the period-end trading values.

(iv) Notes payable to RCI:

The fair values of the intercompany subordinated demand promissory notes payable to RCI approximate their carrying values due to the demand repayment terms of the notes and the Company's current borrowing rate being approximately the same as the interest rate on the notes.

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

16. Financial instruments (continued):

(v) *Interest exchange agreements:*

The fair values of the Company's interest exchange agreements and cross-currency interest rate exchange agreements are based on values quoted by the counterparties to the agreements.

The estimated fair values of the Company's long-term debt and related interest exchange agreements as at June 30, 2002 and December 31, 2001 are as follows:

	June 30, 2002		December 31, 2001	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Unaudited)		(Audited)	
Liability (asset):				
Long-term debt	$ 2,449,031	$ 2,443,591	$ 1,814,489	$ 1,907,715
Interest exchange agreements	–	3,814	–	4,224
Cross-currency interest rate exchange agreements	(21,925)	(3,170)	(197,346)	(204,796)
	$ 2,427,106	$ 2,444,235	$ 1,617,143	$ 1,707,143

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(b) Other disclosures:

(i) The credit risk of the interest exchange agreements and cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their obligations under the agreements in instances where these agreements have positive fair value to the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA–.

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

16. Financial instruments (continued):

(ii) The Company does not require collateral or other security to support the credit risk associated with the interest exchange agreements and cross-currency interest rate exchange agreements due to the Company's assessment of the creditworthiness of the counterparties.

(iii) The Company does not have any significant concentrations of credit risk related to any financial asset.

17. Commitments and contingent liabilities:

(a) The future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers and commitments for other contracts at December 31, 2001 are as follows:

Year ending December 31:	
2002	$ 64,355
2003	59,699
2004	55,696
2005	51,332
2006	44,540
2007 and thereafter	39,510
	$ 315,132

Rental expense for the three months ended June 30, 2002 and 2001 amounted to $17,376,000 and $16,294,000, respectively, and $34,575,000 and $31,396,000 for the six months ended June 30, 2002 and 2001.

(b) Pursuant to CRTC regulation, the Company is required to make contributions to the Canadian Television Fund ("CTF"), which is a cable industry fund designed to foster the production of Canadian television programming. Contributions to the CTF are based on a formula, including gross broadcast revenues and the number of subscribers. The Company may elect to spend a portion of the above amount for local television programming and may also elect to contribute a portion to another CRTC approved independent production fund. The Company estimates that its total contribution for the year ending December 31, 2002 will amount to approximately $31,000,000.

17. Commitments and contingent liabilities (continued):

(c) There exist certain legal actions against the Company, none of which are expected to have a material adverse effect on the consolidated financial position of the Company.

(d) The Company has entered into foreign exchange forward contracts in order to hedge the exposure to changes in the exchange rate of certain repayments and planned redemptions of long-term debt denominated in U.S. dollars (note 9(m)).

18. Segmented information:

The Company provides core cable service, high-speed internet service and operates video stores. These operating segments are substantially in Canada. Accounting policies for the segments are the same as those described in the summary of significant accounting policies. Performance of the segments is evaluated based on operating income before management fees, cable system integration and At Home termination costs and depreciation and amortization.

The core cable service segment includes basic and extended basic services, digital specialty services, which include premium, specialty and pay-per-view services, installation and access fees and subscriber equipment rentals.

The high-speed internet service segment includes residential and commercial high-speed internet service fees plus installation fees. Total assets reported for the high-speed internet service segment includes assets utilized specifically for the high-speed internet service segment, as reported internally, and does not include the assets relating to the Company's cable network included within the total assets of the core cable service segment. The Company does not report the cable network assets as a part of the high-speed internet service segment assets internally.

The video stores segment includes the sale and rental of videocassettes, DVDs and video games and the sales of other products and accessories.

ROGERS CABLE INC.

Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars, except per share amounts)

18. Segmented information (continued):

Three months ended June 30, 2002	Core cable service	High-speed internet service	Video stores	Corporate items and eliminations	Consolidated totals
(Unaudited)					
Revenue	$ 270,281	$ 58,772	$ 58,963	$ (1,605)	$ 386,411
Operating, general and administrative expenses	161,830	34,299	55,820	(1,605)	250,344
Operating income before the undernoted	$ 108,451	$ 24,473	$ 3,143	$ –	136,067
Management fees					7,728
Depreciation and amortization					122,078
Operating income					6,261
Interest expense					50,333
Intercompany:					
Interest expense					75
Dividends					(1,316)
Loss on early repayment of debt					20,088
Writedown of investments					7,500
Other items, net					(1,178)
Income tax recovery					(115,043)
Net income for the period					$ 45,802
Capital expenditures	$ 141,502	$ 22,102	$ 2,336	$ –	$ 165,940

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

18. Segmented information (continued):

Three months ended June 30, 2001	Core cable service	High-speed internet service	Video stores	Corporate items and eliminations	Consolidated totals
(Unaudited)					
Revenue	$ 262,626	$ 39,823	$ 52,124	$ (951)	$ 353,622
Operating, general and administrative expenses	151,093	25,809	48,987	(951)	224,938
Operating income before the undernoted	$ 111,533	$ 14,014	$ 3,137	$ –	128,684
Management fees					7,228
Cable system integration costs					6,165
Depreciation and amortization					105,139
Operating income					10,152
Interest expense					39,424
Intercompany:					
Interest expense					4,376
Dividends					(8,898)
Other items, net					(1,808)
Income tax expense					1,070
Loss for the period					$ (24,012)
Capital expenditures	$ 129,757	$ 18,867	$ 2,847	$ –	$ 151,471

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

18. Segmented information (continued):

Six months ended June 30, 2002	Core cable service	High-speed internet service	Video stores	Corporate items and eliminations	Consolidated totals
(Unaudited)					
Revenue	$ 538,222	$ 110,186	$ 119,800	$ (2,394)	$ 765,814
Operating, general and administrative expenses	322,578	65,217	113,032	(2,394)	498,433
Operating income before the undernoted	$ 215,644	$ 44,969	$ 6,768	$ –	267,381
Management fees					15,316
Depreciation and amortization					239,651
Operating income					12,414
Interest expense					90,252
Intercompany:					
Interest expense					3,559
Dividends					(2,559)
Loss on early repayment of debt					20,088
Writedown of investments					9,500
Other items, net					(772)
Income tax recovery					(112,673)
Net income for the period					$ 5,019
Capital expenditures	$ 252,415	$ 44,561	$ 3,236	$ –	$ 300,212
Total assets	$ 3,558,501	$ 226,482	$ 90,560	$ –	$ 3,875,543

(Tabular amounts in thousands of Canadian dollars, except per share amounts)

18. Segmented information (continued):

Six months ended June 30, 2001 (Unaudited)	Core cable service	High-speed internet service	Video stores	Corporate items and eliminations	Consolidated totals
Revenue	$ 520,080	$ 75,404	$ 106,951	$ (1,887)	$ 700,548
Operating, general and administrative expenses	299,314	48,917	100,410	(1,887)	446,754
Operating income before the undernoted	$ 220,766	$ 26,487	$ 6,541	$ –	253,794
Management fees					14,080
Cable system integration costs					15,962
Depreciation and amortization					203,183
Operating income					20,569
Interest expense					80,974
Intercompany:					
Interest expense					6,066
Dividends					(18,516)
Other items, net					(1,063)
Income tax expense					2,275
Loss for the period					$ (49,167)
Capital expenditures	$ 256,513	$ 40,685	$ 5,532	$ –	$ 302,730
Goodwill and other intangible assets acquired	$ 216,733	$ –	$ –	$ –	$ 216,733
Total assets	$ 3,569,285	$ 206,022	$ 77,339	$ –	$ 3,852,646